Our File Number: 28376.00001
Writer’s Direct Dial Number: 561.650.0709
Writer’s E-Mail Address: hburnston@gunster.com

September 28, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
Attn: Pamela A. Long, Assistant Director

Re:	IQ Micro Inc.
Registration Statement on Form 10-SB
Filed July 17, 2006
File No. 000-51796

Dear Ms. Long:

On behalf of IQ Micro Inc. (the “Company”), we enclose for filing under the Securities Act of 1934, as amended (the “Exchange Act”), Post-Effective Amendment No. 1 to the Registration Statement on Form 10-SB, File No. 000-51796 (together with exhibits, the “Post-Effective Amendment”).

This letter provides a full and complete response to the Staff’s letter, dated September 22, 2006 (the “Comment Letter”), to Johnny Christiansen, Chief Executive Officer of the Company, regarding Amendment No. 1 to Registration Statement on Form 10-SB, File No. 000-51796, filed September 8, 2006 (together with exhibits, the “Amended Registration Statement”).

The responses set forth below are numbered in accordance with the numbered comments from the Comment Letter. Although this letter contains the text of each of the Staff’s comments itemized by number, with corresponding response immediately following, we have enclosed a copy of the Comment Letter for the Staff’s convenience. All references to page numbers below refer to the pages of the Post-Effective Amendment.

General

1.
Please be sure that the marked version of your next amendment is clearly and precisely marked to show all changes. Certain changes you made in response to our letter dated August 14, 2006 were not marked in Amendment No. 1.

The Company has noted this and apologizes for any inconvenience; the courtesy copy of the Post-Effective Amendment mailed to you under separate cover has been marked to show all changes.

Securities and Exchange Commission
September 28, 2006

The Microfluidics Industry, page 7

2.
We note your response to comment 5 of our letter dated August 14, 1006. Please revise to explain in more detail the significance of your completed microfabricating program in terms of your business plan.

In accordance with the Staff’s comment, the Company has added disclosure on page 9 to explain in more detail the significance of its completed microfabricating program.

Item 8. Description of Securities, page 42

Secured Convertible Debentures, page 42

3.	We note your response to comment 18 of our letter dated August 14, 2006 and we have the following comments:

•	Please disclose your response to explain the figure of 27,000,000 shares.

•	Please disclose the actual number of shares into which the debentures are currently convertible.

In accordance with the Staff’s comment, the Company has added disclosure on page 29 to clarify that the 27,000,000 share cap was negotiated between the parties based on a combination of factors, including but not limited to, the then-current market price per share of our common stock, discounted by 20%, and a coverage ratio of 5-to-1, and that, based on this cap, the lowest variable conversion price would be approximately $0.0694 per share.

The Company has also added disclosure on pages 29-32 to clarify that, based on the lowest closing bid price for IQ Micro common stock for the five (5) trading day period preceding September 27, 2006, the variable conversion price of the Secured Convertible Debentures as of September 27, 2006 was $0.576 per share, and that the Secured Convertible Debentures were convertible into a cumulative total of 3,100,198 shares of common stock. The Company also updated the table entitled “Conversion of Convertible Securities of Cornell Capital Partners, LP” on page 45. In addition, the Company made conforming changes to Part II, Item 4.

Financial Statements

General

4.
Your Form 10-SB went effective automatically sixty days after you initially filed it on July 17, 2006. Thus, we would like to remind you that you are now subject to the periodic reporting requirements under the 1934 Act.

Securities and Exchange Commission
September 28, 2006

The Company acknowledges that it is now subject to the periodic reporting requirements under the 1934 Act.

Note 8 - Related Party Transactions, page 72

5.
We have read your response to comment 26 from our letter dated August 14, 2006. We note that you have provided the monthly impact of all of your related party transactions. However, you have not disclosed the impact of all of your related party transactions for each period presented in your income statement. Please provide the dollar amounts of these transactions for each of the periods for which income statements are presented. See paragraph 2(c) of SFAS 57.

As a result of the Staff’s comment, Note 8 has been revised to include the dollar amounts for each of the periods for which income statements are presented.

Note 9 - Restatement of Financial Statements - page 73

6.
Your restatement footnote does not discuss the fact that you had expensed $70,000 of financing fees during the period ended September 30, 2005 instead of amortizing the financing fees over the term of the convertible debt. Please revise your restatement footnote accordingly.

As a result of the Staff’s comment, Note 9 has been revised to include a discussion of the $70,000 financing fees.

On behalf of the Company, we hope the Staff finds this letter and the enclosed material responsive to its comments on the Amended Registration Statement. Should members of the Staff have any questions or comments regarding these materials, please feel free to call me at (561) 650-0709.

Sincerely,

/s/ Howard S. Burnston

Howard S. Burnston

HSB:ddg

WPB 902736.1